

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2018

Mark K. Oki
Chief Financial Officer and Chief Accounting Officer
Vivus, Inc.
900 E. Hamilton Avenue, Suite 550
Campbell, CA 95008

  Re: Vivus, Inc.
    Registration Statement on Form S-3
    Filed September 14, 2018
    File No. 333-227353

Dear Mr. Oki:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at 202-551-5019 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Healthcare & Insurance

cc: Jon Layman, Esq.